                                                                 EXHIBIT  20.1

                       INDEX TO THE FINANCIAL STATEMENTS
                                                                            PAGE

Report of Caplin Meehan, Independent Auditors .............................  F-2

Combined Balance Sheets as of October 31, 1997 and 1998....................  F-3

Combined  Statements of Operations for the period August 7, 1996 (date of inception) to October 31, 1996, the years ended October 31, 1997 and 1998 and the period August 7, 1996 (date of inception) to October 31, 1998....  F-4

Combined Statements of Changes in Shareholders' Equity (Deficit) for the
 period August 7, 1996 (date of inception) to October 31, 1996 and the years ended October 31, 1997 and 1998 ..........................................  F-5

Combined Statements of Cashflows for the period August 7, 1996 (date of inception) to October 31, 1996, the years ended October 31, 1997 and 1998 and the period August 7, 1996 (date of inception) to October 31, 1998.....  F-6

Notes to the Combined Financial Statements.................................  F-7

                 REPORT OF CAPLIN MEEHAN, INDEPENDENT AUDITORS


The Board of Directors and Shareholders,
Knowledge Well Group Limited and Knowledge Well Limited


We have audited the accompanying combined balance sheets of Knowledge Well Group Limited (a development stage enterprise) and Knowledge Well Limited (a development stage enterprise) as of October 31, 1997 and 1998 and the related combined statements of operations, changes in shareholders' equity (deficit) and cash flows for the period August 7, 1996 (date of inception) to October 31, 1996, the years ended October 1997 and 1998 and for the period August 7, 1996 (date of inception) to October 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the combined financial position of Knowledge Well Group Limited and Knowledge Well Limited at October 31, 1997 and 1998, and the combined results of their operations and their cash flows for the period August 7, 1996 (date of inception) to October 31, 1996, the years ended October 31, 1997 and 1998 and the period August 7, 1996 (date of inception) to October 31, 1998 in conformity with United States generally accepted accounting principles.


/s/ Caplin Meehan
-----------------
CAPLIN MEEHAN
Chartered Accountants
Dublin, Ireland
Date:  April 1, 1999

                          KNOWLEDGE WELL GROUP LIMITED
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            COMBINED  BALANCE SHEET
                           (in United States dollars)
KNOWLEDGE WELL LIMITED
BALANCE SHEETS
                                                     October 31    October 31
                                                        1997          1998
                                                     -----------   -----------
ASSETS
Current assets
  Cash                                               $ 1,160,972   $ 4,744,899
  Prepaid expenses                                        50,616       342,536
                                                     -----------   -----------
  Total current assets                                 1,211,588     5,087,435
  Property and equipment, net                            218,240       686,201
                                                     -----------   -----------
  Total assets                                       $ 1,429,828   $ 5,773,636
                                                     ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities
  Borrowings under bank overdraft facilities and
     overdrafts                                               --        74,085
  Accounts payable                                        38,598        95,607
  Accrued payroll and related expenses                    14,429        45,478
  Other accrued liabilities                              213,566       977,546
  Deferred income                                             --       971,550
                                                     -----------   -----------
  Total current liabilities                              266,593     2,164,266

  Non current liabilities
  Other liabilities                                      103,542       146,752
                                                     -----------   -----------
  Total non current liabilities                          103,542       146,752

  Shareholders' equity
  Ordinary Shares in Knowledge Well Group Limited              2        80,235
  Ordinary Shares in Knowledge Well Limited            1,807,215     3,238,299
  Preferred shares in Knowledge Well Group Limited            --        15,468
  Additional paid-in capital                           1,112,129     6,773,000
  Accumulated  development stage (deficit)            (1,652,895)   (6,075,113)
  Accumulated other - comprehensive income              (206,758)     (395,631)
  Receivable from shareholder                                  -      (173,640)
                                                     -----------   -----------
  Total shareholders' equity                           1,059,693     3,462,618
                                                     -----------   -----------

  Total liabilities and shareholders' equity         $ 1,429,828   $ 5,773,636
                                                     ===========   ===========

                            (see accompanying notes)

                          KNOWLEDGE WELL GROUP LIMITED
                        (A DEVELOPMENT STAGE ENTERPRISE)
                       COMBINED  STATEMENTS OF OPERATIONS
                           (in United States dollars)

                                            For the Period                                           For the Period
                                            August 7, 1996                                           August 7, 1996
                                               (Date of         For the Year       For the Year         (Date of
                                            Inception) to          Ended              Ended          Inception) to
                                           October 31, 1996   October 31, 1997   October 31, 1998   October 31, 1998
                                           ----------------   ---------------    ----------------   ----------------
Revenues                                       $      -        $         -        $    48,011        $    48,011
Cost of revenues                                      -                  -                  -                  -
                                               --------        -----------        -----------        -----------
Gross profit                                          -                  -             48,011             48,011
Operating expenses:
    Research and development                     44,741          1,393,091          3,027,300          4,465,132
    Sales and marketing                               -            300,875          1,087,920          1,388,795
    General and administrative                   13,415            146,414            352,128            511,957
                                               --------        -----------        -----------        -----------
        Total operating expenses                 58,156          1,840,380          4,467,348          6,365,884
                                               --------        -----------        -----------        -----------
Loss from operations                            (58,156)        (1,840,380)        (4,419,337)        (6,317,873)
Interest income, net                                  -             51,431             20,318             71,749
Net exchange gain                                     -            194,210            (23,199)           171,011
                                               --------        -----------        -----------        -----------
Income before provision for income taxes        (58,156)        (1,594,739)        (4,422,218)        (6,075,113)

Provision for income taxes                            -                  -                  -                  -
                                               --------        -----------        -----------        -----------
Net loss                                       $(58,156)       $(1,594,739)       $(4,422,218)       $(6,075,113)
                                               ========        ===========        ===========        ===========
Net loss per share - Basic and diluted           $(3.15)            $(0.30)            $(0.49)            $(0.95)
                                               ========        ===========        ===========        ===========


                            (see accompanying notes)

                        KNOWLEDGE WELL GROUP LIMITED
                      (A DEVELOPMENT STAGE ENTERPRISE)
      COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                          AND COMPREHENSIVE INCOME
                         (in United States dollars)

                                                               Shareholders' Equity (Deficit)
                                      ----------------------------------------------------------------------------------
                                                                               Accumulated
                                      Convertible                 Additional   Development     Receivable
                                       Preferred     Ordinary      paid-in        Stage           from      Comprehensive
                                        shares        shares       capital      (deficit)     shareholder   income/(loss)
                                       ---------   -----------   -----------   -----------    -----------    -----------
Issuance of 8 "C" ordinary shares
on incorporation  in limited .........        --             3            --            --             --             --
Issuance of 42,856 ordinary
shares in Limited ....................        --        10,720        39,356            --             --             --
Receivable from shareholder ..........        --            --            --            --        (50,079)            --
Cumulative translation adjustment ....        --            --            --            --             --           (653)
Net loss .............................        --            --            --       (58,156)            --        (58,156)
                                       ---------   -----------   -----------   -----------    -----------    -----------
Balance October 31,1996 ..............        --        10,723        39,356       (58,156)       (50,079)       (58,809)
Issuance of 5,451,428 "A" ordinary
shares in Limited ....................        --     1,362,857            --            --             --             --
Issuance of 505,716 "A" ordinary
shares in Limited ....................        --       126,429       463,994            --             --             --
Issuance of 234,856 "A" ordinary
shares in Limited ....................        --        58,714       215,480            --             --             --
Issuance of 428,264 "A" ordinary
shares in Limited ....................        --       107,066       377,951            --             --             --
Issuance of 548,576 "A" ordinary
shares in Limited ....................        --       137,144            --            --             --             --
Issuance of 8 ordinary Shares
in Company ...........................        --             2            --            --             --             --
Issuance of 17,128 "A" ordinary
shares in Limited ....................        --         4,282        15,348            --             --             --
Receivable from shareholder ..........        --            --            --            --         50,079             --
Cumulative translation adjustment ....        --            --            --            --             --       (206,105)
Net loss for the period ..............        --            --            --    (1,594,739)            --     (1,594,739)
                                       ---------   -----------   -----------   -----------    -----------    -----------
Balance October 31, 1997 .............        --     1,807,217     1,112,129    (1,652,895)            --     (1,859,653)
Issuance of 794,496 "A" ordinary
shares in Limited ....................        --       198,624       539,125            --             --             --
Issuance of 2,428,384 "C" ordinary
shares in Limited ....................        --       831,294       538,004            --             --             --
Issuance of 6,295,184 "A" ordinary
shares in Limited ....................        --       401,166     1,098,834            --             --             --
Issuance of 8,023,320 ordinary
shares in Company ....................        --        80,233            --            --             --             --
Issuance of 1,546,814 convertible
preferred shares in Company ..........    15,468            --     3,358,350            --             --             --
Compensation expense for
stock options ........................        --            --       126,558            --             --             --
Receivable from shareholder ..........        --            --            --            --       (173,640)            --
Cumulative translation adjustment ....        --            --            --            --             --       (188,873)
Net loss .............................        --            --            --    (4,422,218)            --     (4,422,218)
                                       ---------   -----------   -----------   -----------    -----------    -----------

Balance October 31, 1998 ............. $  15,468   $ 3,318,534   $ 6,773,000   $(6,075,113)   $  (173,640)   $(6,470,744)
                                       ---------   -----------   -----------   -----------    -----------    -----------


                                       Shareholders' Equity (Deficit)
                                       ------------------------------
                                         Accumulated
                                            other           Total
                                        comprehensive   shareholders'
                                        income/(loss)  equity(deficit)
                                         -----------    -----------
Issuance of 8 "C" ordinary shares
on incorporation  in limited .........            --              3
Issuance of 42,856 ordinary
shares in Limited ....................            --         50,076
Receivable from shareholder ..........            --        (50,079)
Cumulative translation adjustment ....          (653)          (653)
Net loss .............................            --        (58,156)
                                         -----------    -----------
Balance October 31,1996 ..............          (653)       (58,809)
Issuance of 5,451,428 "A" ordinary
shares in Limited ....................            --      1,362,857
Issuance of 505,716 "A" ordinary
shares in Limited ....................            --        590,423
Issuance of 234,856 "A" ordinary
shares in Limited ....................            --        274,194
Issuance of 428,264 "A" ordinary
shares in Limited ....................            --        485,017
Issuance of 548,576 "A" ordinary
shares in Limited ....................            --        137,144
Issuance of 8 ordinary Shares
in Company ...........................            --              2
Issuance of 17,128 "A" ordinary
shares in Limited ....................            --         19,630
Receivable from shareholder ..........            --         50,079
Cumulative translation adjustment ....      (206,105)      (206,105)
Net loss for the period ..............            --     (1,594,739)
                                         -----------    -----------
Balance October 31, 1997 .............      (206,758)     1,059,693
Issuance of 794,496 "A" ordinary
shares in Limited ....................            --        737,749
Issuance of 2,428,384 "C" ordinary
shares in Limited ....................            --      1,369,298
Issuance of 6,295,184 "A" ordinary
shares in Limited ....................            --      1,500,000
Issuance of 8,023,320 ordinary
shares in Company ....................            --         80,233
Issuance of 1,546,814 convertible
preferred shares in Company ..........            --      3,373,818
Compensation expense for
stock options ........................            --        126,558
Receivable from shareholder ..........            --       (173,640)
Cumulative translation adjustment ....      (188,873)      (188,873)
Net loss .............................            --     (4,422,218)
                                         -----------    -----------

Balance October 31, 1998 .............   $  (395,631)   $ 3,462,618
                                         -----------    -----------


                            (see accompanying notes)

                         KNOWLEDGE WELL GROUP LIMITED
                       (A DEVELOPMENT STAGE ENTERPRISE)
                       COMBINED STATEMENTS OF CASH FLOWS
                          (in United States dollars)

                                              For the Period                                           For the Period
                                              August 7, 1996                                           August 7, 1996
                                                 (Date of         For the Year      For the Year          (Date of
                                               Inception) to          Ended            Ended            Inception) to
                                             October 31, 1996   October 31, 1997   October 31, 1998    October 31, 1998
                                             ----------------   ----------------   ----------------    ----------------
Cash from operating activities
Net loss                                       $    (58,156)      $ (1,594,739)      $ (4,422,218)      $ (6,075,113)
Adjustments to reconcile
net loss to net
cash used in operating activities
Depreciation and amortization                            --             57,179             95,012            152,191
Changes in operating assets and liabilities:
Prepaid expenses and other assets                   (65,006)            14,390           (291,921)          (342,537)
Accounts payable                                         --             38,598             57,009             95,607
Accrued payroll and related expenses
and other accrued liabilities                        17,802            313,736            838,238          1,169,776
Deferred revenue                                         --                 --            971,550            971,550
                                               ------------       ------------       ------------       ------------
Net cash used by operating activities              (105,360)        (1,170,836)        (2,752,330)        (4,028,526)
                                               ------------       ------------       ------------       ------------
Cash flows from investing activities:
Purchases of property and equipment                 (39,295)          (236,124)          (562,973)          (838,392)
                                               ------------       ------------       ------------       ------------
Net cash used in investing activities               (39,295)          (236,124)          (562,973)          (838,392)
                                               ------------       ------------       ------------       ------------

Cash flows from financing activities:
Proceeds from notes payable                         162,840                 --                 --            162,840
Proceeds from bank overdraft                             --                 --             74,085             74,085
Payment of notes payable                                 --           (162,840)                --           (162,840)
Proceeds (payments) of receivables
from/to shareholders                                (50,079)            50,079           (173,640)          (173,640)
Proceeds from issuance of ordinary
shares, net                                          50,079          2,869,267          7,187,656         10,107,002
                                               ------------       ------------       ------------       ------------
Net cash provided by financing activities           162,840          2,756,506          7,088,101         10,007,447
                                               ------------       ------------       ------------       ------------
Effect of exchange rates on cash                       (653)          (206,106)          (188,871)          (395,630)
Net increase in cash                                 17,532          1,143,440          3,583,927          4,744,899
Cash  at beginning of period                             --             17,532          1,160,972                 --
                                               ------------       ------------       ------------       ------------
Cash at end of period                                17,532          1,160,972          4,744,899          4,744,899
                                               ------------       ------------       ------------       ------------

                            (see accompanying notes)

                          KNOWLEDGE WELL GROUP LIMITED
                        (A DEVELOPMENT STAGE ENTERPRISE)
                   NOTES TO THE COMBINED FINANCIAL STATEMENTS

1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The accompanying financial statements combine the financial position, results of operations and cash flows of Knowledge Well Group Limited and Knowledge Well Limited companies whose majority voting ordinary shares are owned by the same shareholder.

Knowledge Well Limited is organized as a private limited company under the laws of the Republic of Ireland. Knowledge Well Limited ("Limited") develops and markets business, management and professional software training using interactive learning technologies. Knowledge Well Limited was incorporated on August 7, 1996.

Knowledge Well Group Limited is organized as a private limited company under the laws of the Republic of Ireland. Knowledge Well Group Limited (the "Company" or "Knowledge Well") sells and markets business, management and professional software training using interactive learning technologies. The Company was incorporated on May 1, 1997. Knowledge Inc. ("Inc."), a subsidiary of Knowledge Well Group Limited, was incorporated on March 19, 1997, prior to the incorporation of Knowledge Well Group Limited. These combined financial statements include the results of operations of Knowledge Well Limited from August 7, 1996, Knowledge Well Inc. from March 19, 1997 and the Company from May 1, 1997. If Knowledge Well Inc. had been accounted for as an acquisition by the Company in May 1997, there would be no material difference on the financial position or results of operation of the Company as reported herein.

Basis of Presentation and Principles of Consolidation

The combined financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly owned subsidiary and its affiliate Knowledge Well Limited after eliminating all material inter-company accounts and transactions. The financial statements of Knowledge Well Group Limited are being presented as a development stage enterprise. From August 7, 1996 (date of inception) Limited has devoted most of its efforts to research and development and the Company has devoted most of its efforts to developing markets in the United States.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Translation of Financial Statements of Foreign Entities

The reporting currency for the combined entity is the U.S. dollar ("dollar"). The functional currency of the Company and Inc. is the dollar and the functional currency of Limited is the Irish pound. Balance sheet amounts are translated to the dollar from the local functional currency at year-end exchange rates, while statements of operations amounts in local functional currency are translated using average exchange rates. Translation gains or losses are recorded in other comprehensive income. Currency gains or losses on transactions denominated in a currency other than an entity's functional currency are recorded in the results of the operations. The combined entity has not undertaken hedging transactions to cover its currency exposures.

                          KNOWLEDGE WELL GROUP LIMITED
                        (A DEVELOPMENT STAGE ENTERPRISE)
             NOTES TO THE COMBINED FINANCIAL STATEMENTS- (Continued)

Revenue Recognition

Beginning in fiscal 1998, the Company adopted Statement of Position 97-2 "Software Revenue Recognition" as amended by Statement of Position 98-4. The effect of adoption did not have a material impact on the Company's results of operations.

The Company derives its revenues primarily pursuant to license agreements under which customers license usage of delivered products for a period of one, two or three years. On each anniversary date during the term of multiyear license agreements, customers are allowed to exchange any or all of the licensed products for an equivalent number of new products. The first year license fee is generally recognized as revenue at the time of delivery of all products, provided the Company's fees are fixed or determinable and collections of accounts receivable are probable. Subsequent annual license fees are recognized on each anniversary date, provided the Company's fees are fixed or determinable and collections of accounts receivable are probable. The cost of satisfying any Post Contract Support ("PCS") is accrued at the time revenue is recognized as PCS fees are included in the annual license fee, the estimated cost of providing PCS during the agreements is insignificant and unspecified upgrades or enhancements offered have been and are expected to be minimal and infrequent. For multi-element agreements the Company analyzes whether Vendor Specific Objective Evidence exists to allocate the license fee among the various elements. Where such evidence exists, license fees associated with delivered elements are recognized and license fees associated with undelivered elements are deferred. Where no such evidence exists the entire license fee is deferred.

Revenues from license agreements providing product exchange rights other than annually during the term of the agreement are deferred and recognized ratably over the contract period. Such amounts, together with unearned development and license revenues, are recorded as deferred revenues in the combined financial statements.

Research and Development

Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant. Through October 31, 1998, all research and development costs have been expensed as incurred.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over estimated useful lives of three to four years. Major classes of property and equipment are summarized as follows:

                                             1997             1998
                                             ----             ----
     Office and computer equipment        $275,419          $838,392
                                          --------          --------
     Total property and equipment         $275,419          $838,392
     Accumulated depreciation               57,179           152,191
                                          --------          --------
     Property and equipment, net          $218,240          $686,201
                                          ========          ========

Depreciation of property and equipment amounted to $0, $57,179, and $95,012, for the period August, 7 1996 (date of inception) to October 31, 1996 and for the years ended October 31, 1997 and 1998, respectively.

                          KNOWLEDGE WELL GROUP LIMITED
                        (A DEVELOPMENT STAGE ENTERPRISE)
             NOTES TO THE COMBINED FINANCIAL STATEMENTS- (Continued)

Stock Based Compensation

The Statement of Financial Accounting Standards No. 123, (SFAS 123), "Accounting for Stock Based Compensation," allows companies to account for employee stock based compensation either under the provisions of SFAS 123 or under the provisions of Accounting Principles Board Opinion No. 25, (APB 25), "Accounting for Stock Issued to Employees", but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS 123 had been adopted. The Company has continued to account for its stock based compensation in accordance with the provisions of APB 25.

Net Loss Per Share

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share includes the dilution, if any, from potential ordinary shares, such as shares issuable pursuant to the exercise of options outstanding (using the treasury stock method). Potential ordinary shares are anti-dilutive in all periods presented On August 31, 1998, Knowledge Well Limited effected a split of its issued and outstanding ordinary shares of $1.00 into four ordinary shares of $0.25 each. The comparative per share data has been restated to reflect the effects of Knowledge Well Limited's ordinary share split.

Defined Contribution Plan

The Company sponsors and contributes to a defined contribution plan for certain employees and directors. Contribution amounts by the Company are determined by management and allocated to employees on a pro rata basis based on the employees' contribution. The Company contributed $0, $0 and $20,544 to the Plan in the period August 7, 1996 (date of inception) to October 31, 1996 and in the years ended October 31, 1997 and 1998, respectively.

Advertising Costs

Costs incurred for producing and communicating advertising are expensed when incurred. The Company incurred no advertising for the period August 7, 1996 (date of inception) to October 31, 1996 or in the years ended October 31, 1997 and 1998 respectively.

Accounting for Income Taxes

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

                          KNOWLEDGE WELL GROUP LIMITED
                        (A DEVELOPMENT STAGE ENTERPRISE)
             NOTES TO THE COMBINED FINANCIAL STATEMENTS- (Continued)

2.   NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

                                                     For the Period                                      For the Period
                                                     August 7,1996    For the year     For the year      August 7,1996
                                                  (Date of Inception)     ended            ended      (Date of Inception)
                                                    to October 31,     October 31,      October 31,      to October 31,
                                                          1996             1997             1998             1998
                                                  -------------------  -----------      -----------   -------------------
Numerator:
         Numerator for basic and diluted
           net loss per share                         $   (58,156)     $(1,594,739)     $(4,422,218)     $(6,075,113)
                                                      ===========      ===========      ===========      ===========
Denominator:
         Denominator for basic and diluted net
           loss per share - weighted average shares        18,448        5,238,156        9,017,461        6,370,920
                                                      ===========      ===========      ===========      ===========

Basic and dilutive net loss per share                 $     (3.15)     $     (0.30)     $     (0.49)     $     (0.95)
                                                      ===========      ===========      ===========      ===========

4.    COMPREHENSIVE INCOME

As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No.130 ("SFAS 130"), "Reporting Comprehensive Income", which establishes new rules for the reporting and display of comprehensive income and its components; however, adoption in 1998 will have no impact on the Company's net income or shareholders' equity. SFAS 130 requires foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

5. OPERATING LEASE COMMITMENTS

The Company leases various facilities, automobiles and equipment under non-cancellable operating lease arrangements. The major facilities leases are for terms of 2 to 5 years, and generally provide renewal options for terms of up to 3 additional years. Rent expense under all operating leases was approximately $1,252, $98,209 and $151,745 in the period August 7, 1996 (date of inception) to October 31, 1996, and for the years ended October 31, 1997 and 1998, respectively. Future minimum lease payments under these non-cancellable operating leases as of October 31, 1998 are as follows:

                                   1999                           $276,460
                                   2000                            276,460
                                   2001                            276,460
                                   2002                            276,460
                                   2003                            276,460
                             Thereafter                          5,667,430
                                                                ----------
                   Total minimum lease payments                 $7,049,730
                                                                ==========

                          KNOWLEDGE WELL GROUP LIMITED
                        (A DEVELOPMENT STAGE ENTERPRISE)
             NOTES TO THE COMBINED FINANCIAL STATEMENTS- (Continued)

6. SHAREHOLDERS' EQUITY

The Company's authorized share capital is divided into ordinary shares, each with a par value of $0.01 and convertible preferred shares, each with a par value of $0.01.

The rights attaching to the classes of shares are identical except for the following rights attaching to the preference shares:

In the event of any liquidation, dissolution or winding up of the Company the preference shares shall be entitled to receive in priority to the holders of any other class of shares an amount of $2.18114 for each preference share, plus all declared but unpaid dividends.

The vote of the majority of all the preference shares, voting together as a single class, is required to approve certain decisions of the Company.

The preference shares may be converted to ordinary shares at the option of the preference shareholders subject to certain provisions.

The authorized share capital of Knowledge Well Limited is divided into three classes of shares, "A" ordinary shares of $0.25 each, "B" ordinary shares of $0.25 each and "C" ordinary shares of IR(pound)0.25 each.
The "A", "B", and "C" ordinary shares rank pari passu in all respects except for the following:

 .    The maximum amount of dividends payable in respect of the "C" ordinary shares shall be IR(pound)0.812 per share in total. On a winding up of the Company, the "C" ordinary shares will receive the amount paid up or credited as paid up on the shares and also any unpaid dividends due at the time of the winding up.

 .    On a winding up the "A" and "B" ordinary shares will receive the amount paid up or credited as paid up on the shares. Any surplus which is available for distribution after the "C" ordinary shares receive their full dividend entitlement will be distributed to the "A" and "B" ordinary shareholders, except that the "B" ordinary shares will not be entitled to participate until a sum equivalent to US$1,800,000 has been distributed to the holders of the "A" ordinary shares.

Dividends may only be declared and paid out of profits available for distribution determined in accordance with accounting principles generally accepted in Ireland and applicable Irish Company Law. Any dividends, if and when declared, will be declared and paid in United States Dollars. No reserves are available for distribution as dividends at October 31, 1998.

Share Option Plans

The Company has elected to follow Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options generally equals the market price of the underlying stock on the date of grant, no compensation expense is generally recognized.

In January 1998 the Company and Limited adopted the 1998 Share Option Scheme (the "Company 1998 Plan"), the 1998 Share Option Scheme (the "Limited 1998 Plan"), (collectively the "Plans").

                          KNOWLEDGE WELL GROUP LIMITED
                        (A DEVELOPMENT STAGE ENTERPRISE)
             NOTES TO THE COMBINED FINANCIAL STATEMENTS- (Continued)

Under the Plans, incentive stock options and non qualified stock options may be granted to any director or employee of the Company or Limited and any independent contractor who performs services for either the Company or Limited in accordance with law.

As of October 31, 1998, 3 million and 3 million ordinary shares have been reserved for issuance under the Company 1998 Plan, and the Limited 1998 Plan, respectively. The Plans are administered by the Stock Option Committees (the "Committees").

The terms of the options granted are generally determined by the Committee. The exercise price of options granted under the plans and ISO's cannot be less than the fair market value of ordinary shares on the date of grant. The term of an option under the Plans cannot exceed ten years. The term of an ISO granted to a holder of more than 10% of the voting power of the Company cannot exceed five years. An option may not be exercised unless the option holder is at the date of exercise, or within three months of the date of exercise has been, a director, employee or contractor of the Company. There are certain exceptions for exercises following retirement or death. Options under the Plans generally expire not later than 90 days following termination of employment or service or six months following an optionees' death or disability.

In the event that options under the Plans terminate or expire without having been exercised in full, the shares subject to those options are available for additional option grants. Vesting periods of the options are determined by the Committee and are currently for periods of up to four years. No options were exercisable at October 31, 1998. As of October 31, 1998, 586,868 options are available for grant under the plans.

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company and limited had accounted for its stock options under the minimum value method of that Statement. The minimum value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions during the years ended October 31, 1997 and 1998 respectively: risk-free interest rates of approximately 6%, and 5%; dividend yields of 0%; volatility factors of the expected market price of the Company's ordinary shares of 0% and a weighted-average expected life of the option of five years.

The Black-Scholes option model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the minimum value estimate, in the management's opinion, the existing models do not provide a reliable single measure of the minimum value of its stock options.

For the purposes of pro forma disclosures, the estimated minimum value of the options is amortized to expense over the options' vesting period.

Pro forma (loss) for the years ended October 31, 1997 and 1998 was $(1,594,739) and $(4,527,447) respectively. Pro forma basic and dilutive net (loss) per share was $(0.30) and $(0.50) for the years ended October 31, 1997 and 1998 respectively. Because options vest over several years and additional grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

                          KNOWLEDGE WELL GROUP LIMITED
                        (A DEVELOPMENT STAGE ENTERPRISE)
             NOTES TO THE COMBINED FINANCIAL STATEMENTS- (Continued)

A summary of the Company's stock option activity, and related information for the period ended October 31, 1996 and for the years ended October 31, 1997 and 1998 follows:

                                                          Options Outstanding

                                                                 Price            Weighted Average
                                      Number of Shares         per Share            ExercisePrice
                                      ----------------         ---------            -------------
     Balance at October 31, 1996               --               $  --                  $  --
     Granted in 1997                        809,456          $ 0.01 -- 0.86            $0.43
                                         ----------         ---------------           ------
     Balance at October 31, 1997            809,456          $ 0.01 -  0.86            $0.43
     Granted in 1998                      4,603,680          $ 0.01 -  1.50            $0.76
                                         ----------         ---------------           ------
     Balance at October 31, 1998          5,413,136          $ 0.01 -  1.50            $0.58
                                         ----------         ---------------           ------



                                       Options Outstanding
                                       At October 31, 1998                              Options Exercisable
                     --------------------------------------------------------- --------------------------------------
                                              Weighted
                                               Average             Weighted                            Weighted
Range of                    Shares            Remaining            Average             Number of        Average
Exercise Prices           Outstanding      Contractual Life    Exercise Price           Shares       Exercise Price
---------------           -----------      ----------------    --------------           ------       --------------
$     0.01                2,706,658               9.28              $0.01                  --           $   --
$     0.86                  404,728               8.97              $0.86                  --           $   --
$     1.19                2,288,680               9.96              $1.50                  --           $   --
$     1.50                   13,250               9.96              $1.50                  --           $   --
                          ---------               ----              -----                -----          ------
$   0.01 - 1.50           5,413,136               9.16              $0.58                  --           $   --
                          ---------               ----              -----                -----          ------

At October 31, 1997 and 1998 there were no options exercisable. The weighted average minimum value of options granted during the years ended October 31, 1997 and 1998 was $0.43, and $0.76, respectively.

7.   INCOME TAXES

The Company and its affiliate Limited have incurred losses since inception and, therefore, have not been subject to corporation taxes. As of October 1998, the Company and Limited have net operating losses forward of approximately $1million and $3 million respectively, available to reduce future income taxes.

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized differently in the financial statements or tax returns. Under this method deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates and laws in effect in the years in which the differences are expected to reverse. Deferred tax assets are evaluated for realization based on a more-likely-than-not criteria in determining if a valuation allowance should be provided. As the combined entities have had cumulative losses and there is no assurance of future taxable income, the

                          KNOWLEDGE WELL GROUP LIMITED
                        (A DEVELOPMENT STAGE ENTERPRISE)
             NOTES TO THE COMBINED FINANCIAL STATEMENTS- (Continued)

valuation allowance has been increased by approximately $1.4m over the prior year. The components of the Company's deferred tax assets as of October 31, 1997 and 1998 are as follows:

                                                         October 31,
                                                    1997            1998
                                                    ----            ----
                                                  (in United States dollars)
Deferred tax assets
Net operating loss carry forwards              $   584,374       $ 1,988,900
Valuation allowance                               (584,374)       (1,988,900)
                                               -----------       -----------
Net deferred tax assets                        $        --       $        --
                                               ===========       ===========


At November 1, 1996 the valuation allowance was $19,773

8.    SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

On January 1, 1998 the Company adopted Statement of Financial Accounting Standard No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). The new rules establish revised standards for public companies relating to the reporting of financial information about operating segments. The adoption of SFAS 131 did not have a material effect on the Company's primary consolidated financial statements but did affect the Company's segment information disclosures.

Segment Information

Upon adoption of SFAS 131, the Company and Limited have presented financial information for its two reportable operating segments: United States of America and Ireland. The United States of America segment is a sales operations and Ireland is Limited's Research and Development operation. The Company and its subsidiaries operate in one industry segment, the development and marketing of interactive education and training software. Operations outside of Ireland consist principally of sales and marketing.

The Company's Chief Operating Decision Maker ("CODM"), the Company's President and CEO allocates resources and evaluates performance based on a measure of segment profit or loss from operations. The accounting policies of the reportable segments are the same as described in the summary of significant accounting policies. The Company's CODM does not view segment results below operating profit (loss), therefore, net interest income, other income and the provision for income taxes are not broken out by segment below. The Company does not account for nor report to the CODM its assets or capital expenditures by segment, thus asset information is not provided on a segment basis. A summary of the segment financial information reported to the CODM is as follows:

                                        Year Ended October 31, 1998
                                         (in United States dollars)
                                         --------------------------
                                United States of                Consolidated
                                    America        Ireland          Total
                                    -------        -------          -----
Revenues - External               $   48,011     $       --     $   48,011
Inter segment Revenues                    --             --             --
Depreciation and Amortization          8,351         86,661         95,012
Segment Operating Loss             1,166,467      3,255,751      4,422,218

                          KNOWLEDGE WELL GROUP LIMITED
                        (A DEVELOPMENT STAGE ENTERPRISE)
             NOTES TO THE COMBINED FINANCIAL STATEMENTS- (Continued)


                                         Year Ended October 31, 1997
                                          (in United States dollars)
                                          --------------------------
                                  United States of               Consolidated
                                      America        Ireland        Total
                                      -------        -------        -----
Revenues - External                $       --     $       --     $       --
Inter segment Revenues                     --             --             --
Depreciation and Amortization              --         57,179         57,179
Segment Operating Loss                300,874      1,293,865      1,594,739


                                      Period from August 7, 1996 (date of
                                         inception) to October 31, 1996
                                           (in United States dollars)
                                           --------------------------
                               United States of                 Consolidated
                                    America        Ireland         Total
                                    -------        -------         -----
Revenues - External               $      --        $    --         $    --
Inter segment Revenues                   --             --              --
Depreciation and Amortization            --             --              --
Segment Operating Loss                   --         58,156          58,156


 Long-Lived assets are those assets that can be directly associated with a particular geographic area. These assets are categorized by geographical areas as follows:

Long-Lived Assets
-----------------
                                                        October 31
                                                  1997              1998
                                                  ----              ----
                                               (in United States dollars)
Ireland                                       $208,204            $568,125
United States                                   10,216             118,076
                                                ------             -------

Total                                         $218,420            $686,201
                                              --------            --------

9.   RECENT DEVELOPMENT

In December 1998, CBT Group PLC ("CBT") announced its intention to seek to acquire Knowledge Well Limited (Limited") and Knowledge Well Group Limited ("Company"). In the acquisition each ordinary share of Limited and Company will be exchanged for 0.1635 ordinary shares of CBT and CBT will assume outstanding stock options of Knowledge Well. The transaction is intended to be tax free to the shareholders

                          KNOWLEDGE WELL GROUP LIMITED
                        (A DEVELOPMENT STAGE ENTERPRISE)
             NOTES TO THE COMBINED FINANCIAL STATEMENTS- (Continued)

and is intended to be accounted for using the purchase method. Consummation of the transaction is subject to the Company's shareholder approval, expiration or termination of the applicable Hart-Scott-Rodino waiting period and other customary closing conditions. The acquisition is expected to be completed during the second quarter of 1999.


10.  EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The SOP requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use once certain criteria are met. The Company has adopted the provisions of SOP 98-1 in fiscal 1998.

In February 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No.132, "Employers' Disclosures About Pensions and Other Post-Retirement Benefits." This statement revises employers' disclosures about pensions and other post-retirement benefit plans. It does not, however, change the measurement of recognition of those plans. This statement standardizes the disclosure requirements for pensions and other post-retirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Restatement of disclosures for earlier periods is required. The Company has implemented the provisions of SFAS 132 in 1998 for its defined contribution plan.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activity" ("SFAS 133") which is required to be adopted in years beginning after June 15, 1999. The Company has yet to determine its date of adoption. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges of underlying transactions must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Management has not yet determined what the effect of SFAS 133 will be on the Company's consolidated financial position, results of operations or cash flows.

 In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" and addresses software revenue recognition as it applies to certain multiple-element arrangements. SOP 98-9 also amends SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999.